TORONTO and SEATTLE, April 2, 2009

FAIRFAX AND STEELHEAD ANNOUNCE FUNDING PROPOSAL TO ABITIBIBOWATER

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) and Steelhead Partners, LLC, announced today that they are prepared to negotiate to arrange additional funding of at least $50 million to Bowater Incorporated (“Bowater”), a subsidiary of AbitibiBowater Inc., through Bowater’s credit facility. If this funding were made available to Bowater, it would provide Bowater with additional liquidity as it continues to evaluate restructuring alternatives and pursue further negotiations with its debtholders to restructure its debt.

The proposal does not constitute a binding commitment to lend or provide any additional funding to Bowater, and there can be no guarantee that any such additional funding will be provided. The funding proposal remains subject to the negotiation of specific terms mutually acceptable to Bowater, Fairfax, Steelhead and the lending syndicate currently participating in Bowater’s credit facility and definitive documentation reflecting those terms. Discussions with Bowater are on-going and not definitive in any way.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

Steelhead Partners, LLC is an investment manager founded in 1996 and based in Seattle, Washington.

(Note: All dollar amounts in this press release are expressed in U.S. dollars.)

For further information:	Paul Rivett, Chief Legal Officer, Fairfax Financial,
                    at (416) 367-4941

                    Michael Johnston,   Co-Founder and Managing Member,Steelhead Partners,
                    at (206) 689-2450

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